UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-32945

WNS (Holdings) Limited

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-4095-2100

Malta House, 36-38 Piccadilly, London W1J 0DP

515 Madison Avenue, 8th Floor, New York, NY 10022

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

WNS (Holdings) Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (File No: 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), Form S-8 filed on October 11, 2016 (File No. 333-214042), Form S-8 filed on October 31, 2018 (File No. 333-228070) and Form S-8 filed on October 21, 2020 (File No. 333-249577).

Other Events

Commencement of Trading of Ordinary Shares Following Termination of ADS Facility

Following the termination of its American Depositary Share (“ADS”) facility effective March 27, 2024, the ordinary shares of WNS (Holdings) Limited are now being traded on the New York Stock Exchange under the symbol “WNS.”

A list of frequently asked questions can be found on the Company’s website: https://ir.wns.com/events/event-details/faq-wns-exchange-adss-ordinary-shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited
(Registrant)
Date: March 28, 2024

	By:	/s/ Gopi Krishnan
	Name:	Gopi Krishnan
	Title:	General Counsel